SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: June 28, 2024

List of materials

Documents attached hereto:

i) Translation of the Extraordinary Report (Rinji Houkokusho) filed with the Director General of the Kanto Local Finance Bureau in Japan by Sony Group Corporation on June 28, 2024

Extraordinary Report

June 28, 2024

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On June 28, 2024, Sony Group Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Local Finance Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 107th Ordinary General Meeting of Shareholders held on June 25, 2024 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 107th Ordinary General Meeting of Shareholders held on June 25, 2024 (the “Meeting”), Sony Group Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1) Date when the Meeting was held: June 25, 2024

(2) Proposals acted upon

Proposal:     To elect 10 Directors.

Kenichiro Yoshida, Hiroki Totoki, Yoshihiko Hatanaka, Wendy Becker, Sakie Akiyama, Keiko Kishigami, Joseph A. Kraft Jr., Neil Hunt, William Morrow and Shingo Konomoto elected as directors of the Corporation.

(3) Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1) Total number of voting rights

Number of shareholders with voting rights	313,830
Number of voting rights	12,196,593

2) The number of shareholders who have exercised their voting rights

Number of shareholders who have exercised their voting rights	91,503
(Number of shareholders present at the Meeting	459)

Number of voting rights exercised	10,172,954 [Exercise Ratio 83.4%]
(Number of voting rights of the shareholders present at the Meeting	68,888 [Exercise Ratio 0.6%])

 (Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Kenichiro Yoshida	10,145,961	13,148	8,464	99%	Approved
Hiroki Totoki	10,133,460	25,639	8,471	99%	Approved
Yoshihiko Hatanaka	10,103,088	63,646	832	99%	Approved
Wendy Becker	10,153,987	12,799	787	99%	Approved
Sakie Akiyama	10,154,508	12,208	857	99%	Approved
Keiko Kishigami	10,125,936	40,803	832	99%	Approved
Joseph A. Kraft Jr.	10,148,430	18,340	803	99%	Approved
Neil Hunt	10,155,096	11,674	803	99%	Approved
William Morrow	10,154,694	12,008	871	99%	Approved
Shingo Konomoto	10,154,337	12,367	869	99%	Approved

Notes:

1.	The resolution for the Proposal shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The denominator of the “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting.

(4) Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

The required majority approval for each proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to each proposal. Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of which the Corporation was not able to verify was not tallied, except as explained in Note 2 to the table of 2.(3) 2) above.

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